RenovoRx, Inc.

4546 El Camino Real, Suite B1

Los Altos, CA 94022

August 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	RenovoRx, Inc.
Registration Statement on Form S-1
Filed July 21, 2021
File No. 333-258071

Ladies and Gentlemen:

Reference is made to the acceleration request letter of RenovoRx, Inc. (the “Company”) dated August 10, 2021 (the “Acceleration Request”) requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2(b) under the Securities Exchange Act of 1934, as amended, the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 5:00 p.m., Eastern Daylight Time, on Thursday, August 12, 2021, or as soon thereafter as practicable.

The Company hereby notifies the Commission of its withdrawal of the Acceleration Request for the above-referenced time until such time as the Company may subsequently request.

RENOVORX, INC.

By:	/s/ Shaun R. Bagai
Name:	Shaun R. Bagai
Title:	Chief Executive Officer